

January 10, 2011

Mr. Andrew P. Becnel
Senior Vice President and Chief Financial Officer
Weatherford International Ltd.
4-6 Rue Jean-Francois Bartholoni
1204 Geneva, Switzerland

> **Re: Weatherford International Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010, as amended April 30, 2010**
> **File No. 1-34258**

Dear Mr. Becnel:

We have reviewed your filing and your response letter dated October 25, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated October 8, 2010. Please also tell us how you expect your insurance coverage would apply to any claims of environmental damage related to the Macondo well incident. In addition, we note your response that Weatherford has aggregate liability insurance coverage with limits of $303 million. Please reconcile this with your disclosure at page 40 of your quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2010 that your insurance coverage has a maximum limit of $600 million. We note a similar reference to maximum limits of $600 million at page 43 of your quarterly report on Form 10-Q for the quarter ended September 30, 2010.

2. We note your response to comment one from our letter dated October 8, 2010 in regard to your contract with BP and have no further comments on this matter at this time. Please note that, if appropriate, we reserve the right to request the contract for review in the

future. See Rule 12b-4 of the Exchange Act of 1934 and Rule 83 of the Freedom of Information Act.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director